Filed by Norfolk Southern Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: July 29, 2025

On July 28, 2025, Norfolk Southern Corporation and Union Pacific Corporation entered into the Agreement and Plan of Merger, by and among Norfolk Southern Corporation, Union Pacific Corporation, Ruby Merger Sub 1 Corporation and Ruby Merger Sub 2 LLC, providing for the acquisition of Norfolk Southern Corporation by Union Pacific Corporation. The following is a transcript of Norfolk Southern Corporation’s Earnings Call held on July 29, 2025, discussing the proposed transaction with Union Pacific Corporation.

JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

CORPORATE PARTICIPANTS

Luke Nichols Norfolk Southern Corp - Senior Director - Investor Relations

Mark George Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Jason Zampi Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Jennifer Hayman Union Pacific Corp - Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Scott Group Wolfe Research LLC - Analyst

Jonathan Chappell Evercore Inc - Analyst

Brian Ossenbeck JPMorgan Chase & Co - Analyst

Brandon Delinsky Barclays - Analyst

Fadi Chamoun Bank of Montreal - Equity Analyst

Tom Wolowitz UBS - Analyst

Jason Seidl Cowen and Company LLC - Analyst

David Vernon Sanford C Bernstein & Co LLC - Analyst

Stephanie Moore Jefferies LLC - Analyst

Bascome Majors Susquehanna Financial Group LLLP - Analyst

Walter Spracklin RBC Capital Markets Inc - Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen, and welcome to the call to discuss America’s first transcontinental railroad. (Operator Instructions) and I would like to turn the conference over to Luke Nichols. Please go ahead.

Luke Nichols - Norfolk Southern Corp - Senior Director - Investor Relations

Good morning. Please note that during today’s call, we will make certain forward-looking statements within the meaning of the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

These statements relate to future events or future performance which are subject to risks and uncertainties and may differ materially from actual results. Please refer to both Norfolk Southern Corporations and Union Pacific Corporation’s annual and quarterly reports filed with the SEC for a discussion of those risks and uncertainties we view as most important.

Our presentation slides are available at norfolksouthern.com in the investors section along with our reconciliation of any non-GAAP measures used today to the comparable GAAP measures, including adjusted or non-GAAP operating ratio.

Please note that all references to our perspective operating ratio to date will be provided on an adjusted basis. A brief question-and-answer session will follow the formal presentation.

Starting the presentation on slide 3, I’ll now pass the call over to Norfolk Southern President and Chief Executive Officer, Mark George.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Well, good morning, and thank you for joining us on today’s call. As you saw from this morning’s announcement, the focus of today’s NS earnings call has changed. Today is a historic day for America, with the announcement of our country’s first transcontinental railroad.

I’m actually in Omaha, Nebraska this morning, and I’m pleased to be joined by Jim Venna, Union Pacific’s Chief Executive Officer; Jennifer Hayman, the CFO; Jason Zampi, Norfolk Southern Chief Financial Officer.

So let me ask Jim to start the call by laying out our vision.

Unidentified Company Representative

Thank you, Mark. On behalf of the Union Pacific Board and leadership team, I’m honored to be with you today to discuss our agreement to combine Union Pacific and Norfolk Southern in a combination valued at over $250 billion. This is a historic transformative moment for our companies, our customers, and our great nation.

Together, we will create America’s first transcontinental railroad. With this transaction, we will generate significant value for our stakeholders and for all Americans. It builds upon President Abraham Lincoln’s vision of a transcontinental railroad from nearly 165 years ago and will usher in a new era of American innovation.

Union Pacific and Norfolk Southern are two of the strongest operating railroads in the US with a combined 360 years of franchise history. Generations of railroaders at both of our companies have helped build America into what it is today, and today’s railroaders will demonstrate that there’s no better combined team to deliver America’s first transcontinental railroad.

Ask you to turn to slide 4 lays out how this new seamless single-line service supports US growth. Railroads are the backbone of the US economy. We power industries, connect communities, and deliver the materials to build homes, grocery stores, factories, and cities.

You name it, and the railroad likely moved it. Moving freight safely, efficiently and affordably keeps American manufacturing competitive and neighborhoods growing. To that end, the United States has the best freight transportation system in the world, and this transaction will make it even stronger.

The Transcontinental Railroad is the right next step toward achieving that goal. Combining Union Pacific and Norfolk Southern to unite the nation from East to West transforms the US supply chain and transportation landscape. Our single-line service will create new routes and increase access across this nation, making freight rail transportation a cost effective option for more American shippers. By eliminating interchanges, customers’ products will reach their destination faster. Increased speed and reliability, combined with lower freight costs per mile, makes rail a more attractive option than truck.

And with improved service reliability, we will lower our customers’ inventory and equipment costs with reduced cycle times. The impacts of this transaction for American communities can’t be overstated.

Our merger will reduce highway congestion and road maintenance burdens on American taxpayers. One intermodal train removes more than 550 trucks from the highway and is 75 more fuel efficient than truck.

We pay to maintain our networks with focused infrastructure investment to support long-term growth and the safety of our operations. Together, this will enhance supply chain reliability, support the industrial renaissance, and make US manufacturing more competitive and accessible.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Real investments have a broad impact on economic development and job creation. Importantly, Union Pacific and Norfolk Southern are aligned. All of our union employees who have a job today will have jobs tomorrow in our merged company. And a company that is growing its business and spurring economic development creates even more jobs.

The ultimate impact of investment in our combined company infrastructure, talent, and technology will be immense for American communities and businesses nationwide. Union Pacific and Norfolk Southern are committed to finding new ways to drive growth, benefit customers, and enhance rail safety and competitiveness. I could go on and on, but I’ll pause and ask Mark for his perspective on this historic transaction. Mark?

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Thanks, Jim. It is a historic day not just for our companies, but for our industry, our country, and all of our stakeholders. This combination brings together two teams with a shared commitment to advancing our nation’s economy, connecting people, strengthening our communities, and building a stronger, more competitive America.

Both Norfolk Southern and Union Pacific have been an integral part of our country’s growth for generations. With this transaction, we will extend Norfolk Southern’s rich, nearly 200 year history alongside Union Pacific, unlocking new opportunities for our customers in our next chapter.

We’ve strengthened our operations and have been disciplined in the execution of our strategy, running an efficient network, improving processes, and driving excellence. We’re championing safety and continuous improvement at every level and have fostered the discipline to continue delivering a service product that’s not only competitive, it’s compelling for our customers.

And with the leaders we have and processes we’re instilling, we are now demonstrating network resilience in the face of challenges. In these efforts, they have led us to today, a turning point for the industry that’s only possible because of the thoroughbreds team commitment, strength and belief in our mission.

I’m so proud of everything we’ve accomplished, and I want to commend our dedicated leadership team and our whole organization for they’ve all done wonderful things to deliver results. By joining together with Union Pacific, this transaction will allow us to build on the momentum that we’ve created.

And to really create America’s true first transcontinental railroad, delivering more for our customers, our shareholders, our people, and the communities we call home. The ability to deliver for all our stakeholders simultaneously was central to my initial conversations with Jim.

We share a vision for the rail industry where traffic grows, customers have faster, more reliable shipping. Our nation’s economy expands with less emissions. And importantly, our people continue to be central to our business.

Not only is this an opportunity to strengthen the supply chain, but one where we can deliver something no one else can. A freight railroad that unites our nation. Joining our over 19,000 mile network and powerful franchise with those of Union Pacific will allow us to deliver a more effective and competitive railroad, creating compelling benefits for this iconic American industry and our workers.

We will create opportunities for our employees as we grow by delivering reliable and timely service for our customers. We will build value for shareholders who will benefit from both the opportunity to participate in significant upside as holders of the combined organization. Which we believe will be a must own large GAAP stock and should trade at a robust multiple.

We will unlock potential for the American economy today and well into the future, and we look forward to all that we will accomplish together. Jim?

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Unidentified Company Representative

Thank you, Mark. Combining our two great companies creates an impressive rail network as laid out on slide 5. The Union Pacific, Norfolk Southern Combined network, supported by over 52,000 railroaders, will spend 50,000-plus miles across 43 states, reaching nearly every corner of the United States.

It connects major manufacturing centers, agricultural region, and population center. It also unlocks rail options for shippers and markets where today’s rail network is currently inefficient such as gateway operations and connecting short distance markets on both sides of the Mississippi River. Our combined network will connect 10 gateways with Mexico and Canada, as well as over 100 ports, opening strong international trade routes and supporting local and cross-border economic growth.

Importantly, single line service reduces interchange points and creates increased fluidity and optionality. It reduces strain at our gateways and interchange points, optimizes handoffs, and then eliminates rubber tire interchanges. Today, around 1 million carloads interchange between our two companies.

In the future, those million carloads will immediately see a 24 to 48 hour improvement in their transit time. That combination of faster service and greater market reach is powerful, making our transcontinental railroad an attractive choice for both current and future customers. Our network will be strengthened by continued capital investment. In 2025, that combined investment will total around $5.6 billion.

These investments are critical to support safety service and operational efficiency improvements, and we’re committed to continue those investments to support US economic growth going forward.

Now turning to slide 6. Ultimately, we believe this new combined network enhances competition and increases growth opportunities that are in the public interest, benefiting all stakeholders. For us, this isn’t just about winning versus the other rails, which we will, but it also competing against other modes of transportation, whether that’s barge, truck, or pipeline, to name a few. It’s providing a transportation product that competes for broader industrial development and supports reshoring manufacturing growth in the US.

Our unified transcontinental offering will allow us to compete more effectively with Canadian transcontinental rails, making US ports more competitive and winning back US freight volume and American jobs. With route optionality that creates direct routes east and west will help our customers win in their marketplaces.

Single-line service opens up more customer options to and from underserved areas in the Ohio Valley and the Mississippi River watershed. By connecting around 100 ports and 10 international gateways, we enable more efficient and cost-effective supply chains. Stepping back, the combined network will capitalize on the strength of Union Pacific’s West Coast ports and Norfolk Southern’s east coast ports. Merging the strength of both companies intermodal networks facilitates the capture of international trade volumes and domestic truck conversion.

The beauty of US ports is the population centers around the ports, as well as the inland reach. That’s making our ports a more natural destination when paired with excellent service and a wide portfolio of destinations.

Slide 7 summarizes a lot of what you’ve heard so far and why we see this combination as a win for our customers. A couple of things I’d add. First, to the question of enhancing competition.

One way we’re considering addressing this is through a proven framework we’ve employed in the past. It’s a framework used by Union Pacific for select traffic in the Pacific Northwest. The results have demonstrated that it has enhanced competition while supporting carload growth. That has outpaced the market.

While more details will come through, the STB application process, we believe it’ll be a win for our customers. A significant note, with this combination, fewer than 20 customers will go from having two rail providers to just one, and we intend to provide a competitive alternative.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Second, the deployment of state-of-the art technology like Union Pacific’s net Control and [CADAC] systems along with Norfolk Southern’s advanced algorithms that drive digital train inspection, will create a safer, more efficient overall network while enhancing customer experience through shipment visibility and tracking.

Now imagine. Steel moving from Pittsburgh, Pennsylvania to Colton, California seamlessly. And then copper moving from Arizona to the east with fewer touch points, increased speed, and better customer-tracking capability. The possibilities are endless and only increases my excitement about what’s possible.

I’ll now hand it over to Jason to transition the conversation to the financial aspects of the deal. Jason?

Jason Zampi - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Thanks, Jim. This proposed combination creates both scale and balance, as laid out on slide 8. Based on 2024 pro-forma results, our combined company has revenue of $36.4 billion. EBITDA, roughly $18 billion and an operating ratio of 62.1%. This scale, combined with operational discipline positions us to capture greater value as rail demand continues to grow.

And specifically with the combined operating ratio, there’s clearly room for continued improvement. Together, UP and NS handle more than 14 million carloads a year across numerous business lines within our industrial, bulk, intermodal, and automotive segments. You’ve heard both companies talk separately about how this diversity helps us navigate the ups and downs of economic cycles.

This merger only increases our combined company’s ability to weather any storm. Importantly, this isn’t just about being a bigger railroad. It’s about being a better railroad, one that is more efficient and creates more value for our customers.

Now, I’ll turn it over to Jennifer to walk through the financial opportunity our proposed combination creates. Jennifer?

Jennifer Hayman - Union Pacific Corp - Chief Financial Officer

Thank you, Jason, and good morning. Slide 9 provides a one-stop shop for the transaction details. Jim has already touched on a few of these points, but let me highlight that under the proposed terms, Norfolk Southern shareholders will receive 1 share of Union Pacific stock and $88.82 cash for each Norfolk Southern common share.

This represents an $85 billion headline value based on Union Pacific’s July 16 unaffected closing price and a 25% premium to Norfolk Southern’s 30-trading day volume weighted average price.

In terms of the roughly $20 billion cash portion required for the transaction, I should point out that there will be no voting trust. So no funding will occur until the transaction closes. At close, we will fund that through a combination of cash we generate between now and closing, as well as issuance of debt.

As part of that, both Union Pacific and Norfolk Southern have suspended share repurchases but will maintain their respective dividends. For that premium, we are creating a transcontinental railroad that unlocks $2.75 billion in synergies as illustrated on slide 10.

We see a clear path to achieving these annualized synergies in the third year post-close represented by both revenue growth and productivity. On the revenue side, synergies of $1.75 billion will be heavily driven by modal conversion as single line service makes rail more competitive versus truck.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

As Jim laid out, lanes such as the Pacific Northwest to the watershed and Southern California to the Ohio Valley provide great opportunities to win new business. Beyond intermodal, we see opportunities such as finished vehicles moving nationwide, food and beverage shipments traveling West to East, industrial chemicals moving from the Gulf to eastern markets, and tires and steel rod moving east to west. As you saw on slide 8, both companies bring a diverse business mix to this transaction. Which gives us a wide aperture to pursue growth opportunities.

Cost synergies of $1 billion will result from improved safety and efficiency through shared best practices, reduction of material costs, enhanced asset utilization, routing efficiencies, and rationalization of back-office costs. For example, through just the optionality of single-line service will increase locomotive productivity and generate fuel savings through less idle time at gateways. Will gain workforce productivity through fewer car touches as well as driving the culture of operational exs across an expanded footprint.

To support these cost synergies, we expect to spend roughly $2 billion in incremental capital to integrate the networks.

Finally, the deployment of state-of-the-art technology from both rails will create a safer, more efficient overall network. Looking into slide 11, this transaction yields very compelling financial profile for the combined company, as the $2.75 billion in synergies achieved by year three represents more than $30 billion of value creation.

We expect adjusted EPS to be accretive early in the second year post close with high-single digit accretion thereafter as the synergies are realized. Annual free cash flow will grow from a 2024 pro-forma combined $7 billion to an estimated $12 billion by 2029 with synergies reflecting 10% annual growth.

With this strong cash generation, we will rapidly deliver our balance sheet. In fact, we expect to close the transaction with a debt to EBITDA of around 3.3 times and be back to around 2.8 times by 2028, less than two years post close.

With our commitment to prioritizing the balance sheet and discussions with the rating agencies, we would expect to maintain our current A-rated status. The more than 60% increase in run rate free cash flow supports our balanced capital allocation policy, reinvesting in our combined network, rewarding our shareholders with a competitive dividend, and resuming share repurchases in 2028. By year three, we expect to be repurchasing more than $10 billion in shares annually.

Bottom line, we are very pleased with what this deal represents for both Union Pacific and Norfolk Southern shareholders. We see it as a win today and a win for the future. I’ll now turn it back to Jim to discuss the next steps and wrap up.

Unidentified Company Representative

Thank you, Jennifer. Obviously, this is the first major step in this process. I’m in on slide 12. In terms of the timing and path to completion, the transaction is subject to review and approval by the Surface Transportation Board with its statutory timeframe. We at Union Pacific do not take steps lightly. We think them through. We make sure we have a strong case. We make sure that the team is ready to move ahead, and we’re very comfortable with where we are as we move ahead.

As I mentioned earlier, our robust plans not only preserve but also enhance competition and will be filed with the Surface Transportation Board in due course.

For all the reasons you’ve heard today, we’re confident that transportation, the transaction serves the public interest and meets relevant requirements.

The transaction is also subject to approval by both Union Pacific and Norfolk Southern. Shareholders. I want to be very clear here. We are both deeply committed to making this a seamless and integration process as possible. We understand that we need to avoid distracting our organizations during this approval process in a way that impacts our customers. And once the transaction is complete, we need to move as quickly as possible to deliver the benefits our stakeholders expect.

Now turning to slide 13, a transaction of this size and scope won’t be easy to execute. We understand that key is having the right strategy and the right team to execute it. At Union Pacific, our safety service and operational excellence strategy has propelled our company to industry best. We’ve made significant safety improvements, taken service to all-time best levels, and the operational efficiency and financial performance speaks for itself, as we reported just a short time ago.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

A big part of our strategy’s success has been maintained a buffer of resources to handle the fluctuations of railroading. As we implement this transcontinental railroad, that buffer strategy will remain imperative. At Norfolk Southern, their thoroughbred culture has driven significant improvements over the past-year plus.

They have great momentum. Across those same key elements of safety, service, and efficiency, it demonstrates that our companies are aligned on the fundamentals of running a great railroad. With the collective talent of both organizations combined with a winning strategy, I’m confident that we’ll deliver for our stakeholders. Mark, I appreciate your thoughts on the cultural alignment before we wrap it up.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Sure, Jim. However you label a strategy, it comes down to the core fundamentals. And from the start of the transaction, it was evident that the DNA of our companies were very similar, we have our core NS spirit values which represent safety, performance, integrity, respect, innovation, and teamwork, and those are very closely aligned with Union Pacific’s.

And we expect to combine the best of both companies’ programs and technology to set a new bar for rail safety and performance, advancing our shared commitment to keeping rail the safest way to move freight over land.

And I just want to reiterate a point that Jim made earlier. Both companies are committed to a seamless integration. We understand that we need to continue to provide our customers with a high level of service throughout this process, avoiding distraction and disruptions. We’ll have plenty of time to do thorough integration planning while the transaction is under review and post closing.

And we commit, we’re going to put the appropriate resources and time in place to assure that we do this the right way. Both companies have an immense amount of pride in their histories and how they’ve shaped our great nation.

And if we use that as a foundation while focusing on what we can control, I’m confident that these groups of railroaders will come together to win for our customers, our communities, our nation, and each other. Jim?

Unidentified Company Representative

Thanks, Mark. Now wrapping up on slide 14, it summarizes the unprecedented benefits of this merger his is a historic milestone for the entire rail industry and for America. This transaction will unite the nation, connecting businesses, consumers, and communities. It will accelerate growth, enhance competition, spur economic development and employment, and unleash economic innovation.

Built on our safety service and operational excellence strategy, we will accelerate improvements in the safety service and efficiency of our combined network. And through significant synergies and free cash flow generation, we will deliver enhanced shareholder value.

Our great companies have deep roots in spurring the industrial revolution of the past. With this combination, we take the next step in driving economic growth and prosperity of the future.

That concludes our prepared remarks. We will not open the lines that answer your questions. Thank you.

Operator

(Operator Instructions) Scott Group, Wolfe Research.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Unidentified Company Representative

Good morning, Scott. How are you this morning? Get to talk to you twice in a week.

Scott Group - Wolfe Research LLC - Analyst

Hey, thanks. Pretty historic day. I have a question on deal mechanics and then maybe just a bigger picture question. Why no voting trust? And then can you give us the break fee if there’s a superior offer, that sort of mechanic stuff. And then Jim, just bigger picture, I know you don’t have an.

Operating ratio target, but when you think about UP stand-alone and now this combination in your mind is the combined Railroad is this a better margin railroad and as you think about like $2.75 billion of synergies, is that inclusive of any potential regulatory concessions?

Unidentified Company Representative

Well, Scott, listen, thank you very much. I’ll answer the second question in a minute, but I’ll pass it over to Jennifer. You can talk about the breakup fee and why no voting trust.

Jennifer Hayman - Union Pacific Corp - Chief Financial Officer

Yeah, so I’ll start with the voting trust, Scott. We actually believe that a voting trust would complicate and potentially delay the transaction. So we want to go to the STB with a fully developed merger application that allows us to really lay out the fundamentals of this merger and provide all the necessary detail that supports our position that this will not only enhance competition but it’s absolutely in the public interest.

And so again, with the time frame relative to regulatory approval, we also think it’s in the best interest to not fund it fully two years before we would have to, which would obviously be required as part of the voting trust. In terms of the deal and the breakup fee, it is, $2.5 billion is what’s set for that. Certainly, we don’t expect to be invoking that. We’re very confident in this transaction.

So Scott, listen, I’m going to broaden a little bit the question that you’ve asked, okay? Because I think this is really important to understand and I said it a little bit in the prepared remarks.

So when I came back to work at the Union Pacific after I was away for a sabbatical for a short time, I came back with a list of things. I carry around a black folder that I put my thoughts in on the back of it. And before I showed up, I said to myself, there’s something missing in the United States of America, and that is truly a transcontinental railroad. And we limit the capability of customers and manufacturing and supply chains in the US because of the handoffs and what we do. The difficulty was always, could you ever get the deal and have a partner?

And I tell you, it’s a partner with Mark and his entire team. We spent all of yesterday together just crossing T’s and dotting I’s. But at the end of the day, it was one of my goals. But of course, time and place is important, is do you have the right fundamentals. And what I like is I like the fundamentals and what Norfolk Southern is doing. And I trust that they are going to deliver as we go through this time frame to get to the STB and the STB.

If they look at it, which I think they will, in a very systematic, is it better for customers? Is it better for the country? Is it better to help people win in the marketplace, they’ll approve this. We’re very confident of that, or we wouldn’t have taken this step.

So Mark and I had a little discussion. I always had it on the list of things to do, and we started the ball rolling. And, when I look at how we got here, you need to make sure that the fundamentals of both railroads are in the right place.

And I’m telling you, the fundamentals I know, and I spoke about in Norfolk Southern are in the right place. The fundamentals for Union Pacific are also in a great place. We have a strong team right across the board, and you need that and make sure that you have it. I’m very comfortable with Jennifer who’s sitting next to me, with Eric, with Kenny and Marcus absolutely. And I’m going to ask him to jump in and give his view of this in a minute.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

So we have the right team. Then at the end of it is, where are we, time and place, does this make sense? And we are absolutely sure that when everybody stops and thinks about this in a logical, fundamental pattern. It is compelling. It’s a case that’s compelling for us to move ahead.

Now, you asked me about the OR. I don’t give OR. ll I’ll tell you is my goal has always been the best in the industry, and you can go back to when I was at the Canadian National, okay? As a Chief Operating Officer, and we had great operations. And we’ve continued that at Union Pacific. We expect to be the best in the industry, and that’s what we’re going to drive towards and make sure that we’re still the best and be able to return the best service to our customers.

In the last quarter, Union Pacific service level was close to 100% on both the manifest and intermodal. And that is service that we measure against what we delivered - what we agreed to with our customers. So high service, great efficiency, build on that for these combined companies. I’m telling you. I’m very comfortable. I do not make decisions lightly. And I gave it a lot of thought and the entire team did, and I’m absolutely Mark, he did the same thing. Mark. Any comments that what I just said?

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

No, I mean, we’ve spent, quite a while talking about this. And I think the most important part was fit and whether the fit was there. And I do believe like I mentioned in the prepared remarks, culture was very much aligned. I think our joint mission and vision for our country is 100% aligned. This is good for America to try to link our networks, independent networks. We can only go so far independently.

And let’s face it, this industry has faced contraction in deck over the last couple of decades in terms of volume growth. We’ve been losing share of the truck. And this is one way to reverse that trend. So I’m supremely confident that we’ve got the right partnership that we’re culturally culturally aligned, and that we’re going to execute brilliantly on integration to ensure that there’s no disruption.

Unidentified Company Representative

Thanks, Scott. Appreciate it. Sorry for the long answer. Alright.

Scott Group - Wolfe Research LLC - Analyst

Appreciate it guys. Thank you.

QUESTIONS AND ANSWERS

Operator

Jonathan Chappell, Evercore ISI.

Unidentified Company Representative

Morning, Jonathan.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Jonathan Chappell - Evercore Inc - Analyst

Good morning, Jim. Thank you. Good morning, Mark. Jim, you’re going to get a lot of questions that you had on Thursday that you couldn’t answer. So let’s start with the DC environment. You’ve said very clearly, you’re not going to take steps lightly, you’ve thought this through. I assume you’ve had some conversations with the administration with the Department of Justice, with the STB. What can you tell us about the feedback you received from those initial conversations? What have you heard about adding the fifth member to the STV, and how does that fit into the timeline that you’ve laid out?

Unidentified Company Representative

Well, as the largest railroad in the United States of America, we have continuous discussion and dialogue with all facets of government and regulatory agencies in Washington. We continue to do that. So we would not have taken the step if we don’t feel comfortable that we can deal with any of the issues that come forward. And that’s the best way to describe any discussions we’ve had, and we’ll continue to make sure that everybody understands what we, what we’re doing and how we move ahead.

Jonathan Chappell - Evercore Inc - Analyst

Do you know anything about the fifth member, the timing there?

Unidentified Company Representative

No, you probably know more than me on that. So if you know something, let me know. I think there’s.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Quite a backlog in nominee, so it may take a little bit of time. That’s kind of what we’re hearing, but.

Unidentified Company Representative

Thank you very much.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Mark. Thanks.

Jonathan Chappell - Evercore Inc - Analyst

Thank you. Thank.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

You.

Operator

Brian Ossenbeck, JPMorgan.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Unidentified Company Representative

Morning Brian.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Morning Brian.

Brian Ossenbeck - JPMorgan Chase & Co - Analyst

Hey, good morning. Good morning guys. Jennifer and Jason as well. Thanks for taking questions. Congrats on the announcement today. Wanted to ask a little bit more about.

You know the strategy to grow and enhance competition. So I guess, two parts. First one, if you have a view on intermodal service, combining these two networks, is it still something where you need IMCs where you provide more on your real own boxes and then, the second one I guess is really thinking through the.

Approval process and how are you going to be able to come up and prove and quantify.that this these benefits are achievable through merger and not through some other means thank you.

Unidentified Company Representative

Well, listen.what, Mark, why don’t you start on the intermodal. You guys do a spectacular job of that, and you guys, I’m always envious when I look at how well you guys have done on that. So why don’t you talk about the piece.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Look, what, here’s an interesting thing with our interchange with UP today, 95% of our interchange is over 2000 miles.

Meaning only 5% is under 2,000 miles. We see an enormous opportunity to grow, in lanes where we would be in that 1,000 mile or 1,500 mile range. So, that’s just one example, and that kind of touches upon the entire watershed story. So again, you’ve got this interference in the center of the country with these interchanges, that creates friction.

And you’ve got 500 mile moves or 1,000 mile moves on each side of the Mississippi. And when you’re going from west of it to east or east to west, it rail is never even contemplated because it’s just too much hassle, too much extended time, and frankly, too much cost. So these are the areas where we see tremendous growth. And that’s part of what you see in the revenue synergy numbers. So we’re we’re supremely confident as we look at the growth, and I think Jim would tell you the revenue synergies here we’re supremely confident in.

Unidentified Company Representative

You bet. What I can add, Scott, if you had a case where we was not thought through and was not compelling, you’d have a hard time.

Be able to get anything done when we look at what this combination delivers. It delivers truly better service for our customers.

Think about this. You’ve been following us, Brian, for a long time, and I could go on. This is one of those whiteboard exercises that we could be at for two hours, but just to give you a little snippet.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

When a rail car moves non-intermodal and it needs to go from east to west or west to east. We can get across the country. We get across all the way from LA to Dallas in less than less than two days with an intermodal train. It’s a little longer with a with a freight train. We will remove touch points and every time there’s a touch point, you add 24 to 36 hours, even at the best, while you’re switching the rail car. That’s gone.

On top of that, at the interchange points where we used to stop and hand off, those those are removed. So every customer that today when we are finally approved, and that’s what the STB is going to look at is what’s the advantage, how is service? Is it better for America? And what they’ll look at is we’re going to cut a day or two off of every transit time. That means less cost for our customers. They’ll have to have less cars, less leases, less the congestion on the railroad will be less because there will be less rail cars than are needed to move the same amount of business.

That’s something we’ve done at UP already within our own network. The amount of car loads, okay, cars per car load that we operate is improved by 20%. The the velocity has improved and this combination moves it. So given all that, I trust what the STB chair has said that he wants to live up to commitments and timeline and And make sure that the process of anything that they look at is clean, and that’s why we’re very confident that we’ll be in the timeline unless we make a mistake in what the information that they require to look at our transaction, but I’m very confident that we’ve done the homework and we’re in the right place.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Thank you, right. Thank you.

Operator

Brandon Delinsky, Barclays.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Morning Brandon. Good morning.

Brandon Delinsky - Barclays - Analyst

Hi. Good morning, everyone, and congrats on the deal, Jim and Mark. Jim or Mark, I mean, if we go back in the history of STV merger approval or or unapproval, I think integration service risks come up quite a bit, especially with, integrations that happened decades ago. Can you guys talk about, some of your strategies to maybe mitigate those integration risks and what the service plan would be in the 1st year or two of the integration of the two networks.

Thank you.

Unidentified Company Representative

Mark, you want.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

To start? Yeah, I think like I mentioned in my prepared remarks, Brandon, we’re very aware of what led to the merger moratorium back in 200, 2001 time frame, and it was just a bunch of bad integrations. And we are committed to make sure that that doesn’t happen in this case, and we’re going to use this two years of review process to start getting our teams together to talk and think and learn.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

About the way our systems communicate, what platforms we want to be on to ensure that we have a running start when we close on this deal in two years’ time, and we’re not going to turn any switches on unless we’re 100% confident that we’re going to be disruption free. So we’re, we’ve learned, we’re learning from the lessons of the past and you have our commitments there.

Unidentified Company Representative

So I agree with Mark 100%. We’re going to be very prudent in how we do things, but you know what, words are easy and people can talk about things and what, and say this is what they’re going to do. I’m not into talking about things. I’m into sho showing and then being able to replicate that. So we shut down, everybody remembers, and we talked lots about our implementation of net control. That changed, that was, that is the fundamental.

The system that runs our railroad, keeps track of every rail car movement, sets up for billing, and we shut it down, replaced the old one with net control, and it was a non event.

It was like nobody knew it actually happened. I was hoping I’d get more questions and give us a little pat on the back for Rahul and his entire IT team about how well Union Pacific did, but I never got any positive remarks from anybody. Rahul’s still waiting for some. Welcome to Wall Street. Yeah, exactly.

So at the end of it I could go. On on the things, but fundamentally the fundamental strategy that we are going to partake in this is having a buffer of resources so that we do not get ourselves in a place where we can’t handle because you’re always, it’s an outdoor sport. You’re always going to be confronted with something and you need to make sure that you have a buffer of locomotives. And a buffer of assets and a buffer of people at the right level so that you can win.

So I’m very confident. I really am that we will take it like Mark said, take the right steps. Don’t get too carried away. Don’t think you, I don’t know Norfolk Southern like I know Union Pacific. And if anybody thinks first day we’re going to go out there and start slashing and burning, that’s not going to happen. We need to learn and get the team together to build the right plan that wins.

I’m being very verbose this morning. I think we’re going to have to cut off some of these. I’m going to TRY to do three-word answers from now on.

Thank you, Brandon.

Brandon Delinsky - Barclays - Analyst

Thank you both. Congrats.

Operator

Fadi Chamoun, BMO Capital Markets.

Unidentified Company Representative

Hey, how’s everything in Canada this morning?

Fadi Chamoun - Bank of Montreal - Equity Analyst

It’s great up here, Jim. We miss you. So I want to say congrats on the dear first and I just to follow up on an earlier question. Does the synergy numbers and cash flow numbers that you’ve outlined.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

In any way account for any potential concession in the, my main question though is, there’s two ways this could have gone kind of transcontinentally, and I understand what you outlined in terms of team alignment and culture, but are there other network synergy consideration and mix commodity mix or or kind of just mixed consideration then went into Why would NSN UP make the best transcontinental combination versus potentially another one, and lastly, if Jennifer can give us what’s the gross revenue number underlying the $1.75 billion.

So I’m probably not going to give you that gross number, Fatty, but I will tell you that the synergy numbers themselves are gross synergies.

So $1.75 billion is what we’re looking at for revenue, and as you heard Mark state and hearing the enthusiasm from the group, we think that there’s there’s more opportunity there and then a billion dollars on the cost side.

So that’s that part in terms of the returns and the cash flows that we talked about, we have taken into account the fact that there will likely need to be some concessions made. We’re not going to size that. So when you hear us talk about the economics of the deal, know that that’s taken that into consideration, but the synergies that we’re talking about are on a gross basis.

Unidentified Company Representative

And Patty, you said YNS. I think they’re a great company. Mark, Union Pacific.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Think we’ve got the largest interchange, don’t we? We do loads of interchange. You bet. Yeah, we got a really strong cultural alignment. So it’s a, it’s a beautiful complimentary fit. You bet.

Unidentified Company Representative

Thanks, Patty.

Operator

Tom Wolowitz, UBS.

Tom Wolowitz - UBS - Analyst

Yeah, good morning and yeah, Jim and Mark, yeah, congratulations on the deal. Let’s see, I wanted to ask if you could.

Help frame a little bit more on the revenue synergies and then I don’t know if you think like there’s more likely to be upside and cost to revenue synergies, but I think, you mentioned Canadian opportunities and and taking business from Canadian ports, you mentioned the watershed markets.

Can you give any more perspective like, how large are those pieces of the $1.75 billion? Is it, is watershed the biggest piece? Is intermodal the biggest piece, how much is Canadian ports, any maybe high level perspective on how you think about the bigger opportunities within that $1.75 billion number.

Thank you.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Unidentified Company Representative

You know what, you did a great job of sort of framing the opportunity. You really did. You covered it all. So let me just say this, is this at Union Pacific, we have always been very prudent about what we put out for goals, okay?

And Jennifer is not sitting close enough, she’s worried that I’m going to say blow by, so I’m not going to say blow by, but what I will say is we’re prudent on what we see for revenue synergies, and we’ve done a detailed study, and I’m very comfortable that we’re going to deliver what we said because we’re prudent people. Mark, anything you want to add?

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Yeah, and I think again we talked about the watershed opportunities. You’ve got markets like That we can really attack in the watershed, like, Houston to Charlotte, for example, Dallas to Columbus, Laredo, Denver to Columbus. There’s an awful lot of opportunity here where there’s virtually no rail moves. It’s all truck moves, and those are big markets we can start to exchange. So there’s, I think there’s opportunity, well in excess of the numbers there, but we’ve made estimates and approximations that get us to the $1.75 billion, but frankly, like Jim’s saying and I’m saying there’s a lot of confidence in that number and most likely a lot of upside.

Unidentified Company Representative

And on the Canadian side, just to detail a little bit about the competition and why this is great for America and great for the industry and great for customers. Intermodal comes in at Halifax, comes in in Montreal, comes in in Vancouver, comes in at Prince Rupert, and single line hall they have the Canadians to be able to come into the US deep into the US and deliver, and we’re going to be competitive on that. We’re going to be able to come out of the East Coast ports and the West Coast ports and compete. That’s what we want to do. All we care about is let’s get, let whoever has the best service, best price, best model to win, and I think it’s wonderful for us moving ahead.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

And then, you have to look at the fact that you just can’t really, opportunities to take share against long haul truck is really amplified here when you start to eliminate the friction of interchanges. So eliminating a lot of those friction points and being able to build blocks and move traffic without an interchange is going to help us take share from truck on the long haul side.

Unidentified Company Representative

Thank you very much.

Tom Wolowitz - UBS - Analyst

One component component within that, is it primarily intermodal that we’re talking about, or is it a big mix of carload as well?

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

It’s car load as well.

Unidentified Company Representative

Yeah. It’s car as well. That’s why we describe the touch points.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Yeah. Yeah, okay, thank you.

Unidentified Company Representative

Thank you.

Operator

Jason Seidl, TD Cowen.

Jason Seidl - Cowen and Company LLC - Analyst

Thank you, operator, Jim, Mark and team, con congratulations. Wanted to dive a little bit more, into, the synergy side of things and talk about the conversions. Clearly the rail industry is lost share to the truck market over the last couple of years.

How much has been lost, at least in your estimation, in the longer length hall lanes? And then when you look at the synergy numbers that you’ve given us, does that assume that there’s no reaction by the other two to create another transcontinental railroad to compete with you, or is that on a combined basis as.

Unidentified Company Representative

Well, listen, the truck market is huge, and we’re not saying that we have the capability to take trucks out of everywhere. There’s certain lengths of the hall where the truck has an advantage. There’s certain types of business that need a truck, and I think we mutually we can work together to win even even more. Business and help with the transformation that’s happening on the industrial side in the United States of America right now. So the way we look at it is the opportunity is there for us to be able to sell that model and end to end closer to what the customers have extend the reach and not have that hand off. I give the example for people that aren’t railroaders. I know I’ve read a lot of your articles lately, so you’re a railroader just like I am.

Jennifer Hayman - Union Pacific Corp - Chief Financial Officer

Okay. And at the end of the day, is how would you like to have in the United States of America that if you cross the Mississippi and you were flying from one end of the country to the other, you’d have to get on the plane in New York, get off in Chicago at O’Hare, change planes change carrier and go to another airline to go to LA and that’s.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

What we do and book two tickets to do it and book two tickets to do with two different companies.

Unidentified Company Representative

Exactly.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

So that’s how we that’s how we treat freight in our country.

Unidentified Company Representative

So it’s pretty bad. Oh sorry about that. I apologize. Mine’s Omaha. It’s very simple to get to. Thank you very much for the question. Thanks guys.

Operator

David Vernon, Bernstein.

David Vernon - Sanford C Bernstein & Co LLC - Analyst

Hey guys, thanks for taking the question. First of all, congratulations and Jim for what it’s worth. I’m a big fan of that control.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

So good job on that. Well, I’m good morning, David.

David Vernon - Sanford C Bernstein & Co LLC - Analyst

So with the revenue synergy number of $1.75 billion, I know Jennifer, you said it’s a mix of of car load and intermodal. Can you kind of put a finer point on what percentages car load versus intermodal, and should we be thinking about this as all sort of incremental industry, incremental revenue to the railroad industry, or is there also some diversion contemplated in the revenuey number? Thanks.

Unidentified Company Representative

Yeah, I appreciate the question, but you know that I’m not going to give you that level of specificity. But you heard in Jim’s remarks. I mean, we’re expecting to convert traffic, certainly to bring new business onto the rail. That’s a very big part of this transaction. But we also think it will position us very well competitively against our peers as well.

Jason, anything to add like they’ve kept you kept, we kept you out of this discussion. Anything else?

Jason Zampi - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

I think Jennifer had it, really well. A lot of, opportunities on the revenue side, and I think, we haven’t talked much about the cost side, but there’s, great opportunities there. I think two of the biggest areas in our, purchasing strategies as well as our technology and how we, combine that.

Unidentified Company Representative

Yeah. Excellent. Thank you very much for the question.

Operator

Stephanie Moore, Jefferies.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Stephanie Moore - Jefferies LLC - Analyst

Hi, good morning. Thanks, everybody. Maybe just continuing on the conversation on in terms of the revenue synergies. If you could talk a little bit about any conversations that you’ve had with customers, either, leading into this deal or you plan to have Coming out of this deal and how you’re maybe looking to just address, any potential concerns around, network issues, post closed, but also to really, come after and kind of take this incremental share from from track as well. Thank you.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Let me just start by saying I think we’re both coming from a wonderful position of strength right now when it comes to our service product.

I know on the NS side, our net promoter score is as high as it’s ever been. Our customers are quite pleased, and I know we hear the same thing on the UP side with regard to customer satisfaction. So I think that customers generally are going to feel as though this is going to provide them more opportunity. To leverage that good service product that they’ve been receiving, and give us more share going forward, Jim?

Unidentified Company Representative

Mark, what - I think you’ve done a great job of summarizing it the way we’re moving forward. So thank you very much for the question.

Operator

Bascome Majors, Susquehanna.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Mornings. Good.

Bascome Majors - Susquehanna Financial Group LLLP - Analyst

Morning, Jim. Mark. Can we go back to an earlier question? I know we’ll get the Detail from the lawyers on the origin story here when you filed the proxy for the shareholder votes, but how long have you been talking, beyond the sketches in your notebook, Jim, more seriously here and, did you speak to the other Eastern Rail and what ultimately pushed you into this one being the right one, the biggest one or two reasons. Thank you.

Unidentified Company Representative

Well, I tried to clear this up at the very start about how this all this started, but Baskin. We have been talking and our board and I’m absolutely sure Mark can jump in here, our board. When we started to talk about this internally and what we saw the the the benefits for customers, benefits on service and benefits for America.

My Board really went through it in detail to make sure that we were doing the right thing for Union Pacific. And we wanted to also make sure that whoever our partner was was the best partner for us that we saw the best capability moving forward, and that’s what we’ve done. And it took months, not years, but it took months from when we first talked, and I give him our credit. He came in for a top to top and and he said, how, growth and what do you think? And that sort of spurred something that we already had, so we’re talking months away. And when we start to work through, I’m not going to get into any detail about any other conversations with anybody.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

That’s just not the way a business should be handled, but we worked through this, Mark and I hand in hand and their boards and our board, and we’ve got a lot of discussions about this to get it to the finish line. It’s amazing how much, even with a small team, well, I guess maybe a little larger team than I thought originally that we had on it. That it didn’t matter as soon as we said something in the last couple of weeks, something would come out. So we needed to move fast, which we did. Mark, any anything you want to add? No.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

That’s that’s you nailed it.

Unidentified Company Representative

Thank you very much.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Thank you.

Operator

Walter Spracklin, RBC Capital Markets.

Walter Spracklin - RBC Capital Markets Inc - Analyst

Yeah, thanks very much. Good morning everyone. Congrats on the on the deal.

I want to start with the CapEx question. I know you mentioned, your run rate for free cash flow. Can you give your implied annual CapEx run rate that that drives that free cash flow and Jennifer, did you say $2 billion in one time CapEx to achieve the $2.75 billion in synergy. I guess my question there is where are the pass through points here and how much investment has to be made for you to to avoid Chicago or or push through within Chicago or not not Chicago at all? Is there short lines that you’re contemplating to to make that more fluid? Just curious as to the level of project investment that would be required to increase the connectivity between the two companies.

Well, thank you for that question. So first of all, we’re spending about $5.6 billion this year. That’s the combined between the two companies. I think you’ve seen us both be very disciplined in terms of our CapEx approach. We’ve, going to invest for growth. We’re going to invest for safety and service, and we Stick to those principles throughout the next, 22 months or so that it takes to have this transaction approved and then going forward, that’s always our first use of capital dollars cash dollars is to invest it back into the business. That’s our best investment, as I think you know. In terms of the $2 billion, we see that largely around tech integration because that will be extremely important to connect this net control system that we’ve just been talking about with VS’s system, leverage some of their systems with ours.

Think about our progressive gate technology that you’ve heard us talk about. NS, I think, has 50-plus intermodal ramps. That’s a huge opportunity for us to deploy that system and gain productivity through that deployment. And then of course you think about siding extensions when you think about the length of the trains that we run and how we want to seamlessly interchange and run those intermodal trains and manifest trains east west, that will be an important part of that. Obviously, there’s still a lot of details to work out there, but at a high level that’s really how we’re thinking about it.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

Unidentified Company Representative

I think sometimes people are mistaken about the discussion about Chicago and Memphis and New Orleans and interchange points. So Chicago works for us. It really does. But you’re interchanging and you’re sitting there with the rail cars having to sit. What we’re talking about is, Walter, is you take a train and you run it between our combined network and it’s just a crude change and you keep on going.

That’s the big benefit. We don’t see a huge amount of business changing from Chicago to go to Memphis or go to New Orleans because the Auto Walt miles just don’t add up, don’t make a particle of sense. But if we can be smoother, cleaner, the way we interchange, Walter, that’s what is a really important piece of it. And on capital, everybody always thinks about capital and they think about it on what are we doing with locomotives, what are we doing with this.

We have developed systems at Union Pacific and so has Norfolk Southern, some really good systems that improve productivity and how we handle ties, how we give track work time, how we how we replace rail and do that. So those are the things that you combine and put together and we’ve identified $2 billion. That from technology and everything else that we think to be able to combine these two companies and make sure that it’s truly operates seamlessly as one railroad when we’re moving our products is in the best way possible. So we’ve done again a lot of work to get to that number. I’m hoping we can do it for 1.7.

Thank you very much. Appreciate the time.

Operator

At this time, I would like to turn the call back over to Jim.

Unidentified Company Representative

Okay, well, listen, everyone, thank you very much. We appreciate you all taking the time this morning to come in and join Mark and I. Mark, sorry for jumping in on your quarterly call, but, at the end of the day, Mark, I’m very pleased with this combination, this merger. I’m really pleased to to get through this in the next 22 months and get it done. And we will deliver a railroad that is like none other in North America that provides the best service for customers, best cost effective way to move products across the country, and I’m very excited. Mark, any last words? Yeah.

Mark George - Norfolk Southern Corp - Chief Financial Officer, Executive Vice President

Look, we’re really excited to be combining two great railroads, the two greatest in the country, to create the first Intercom Transcontinental Railroad, I should say. And I’m extremely proud of where we’ve come just in these past few months to arrive at a deal, and I think we’re going to transform industry. So we’re making history together here and thanks for joining us on the call.

Unidentified Company Representative

Thank you very much, everyone. Have a good day.

Operator

Thank you. Ladies and gentlemen, this does indeed conclude your conference call for today. Once again, thank you for attending and at this time, we ask that you please disconnect your lines.

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JULY 29, 2025 / 12:30PM, NSC.N - Q2 2025 Norfolk Southern Corp Earnings Call

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.